DEWEY BALLANTINE LLP
1301 AVENUE OF THE AMERICAS
NEW YORK 10019-6092
TEL 212 259-8000 FAX 212 259-6333
AILEEN MEEHAN
212-259-6910
ameehan@dbllp.com
April 14, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0305
Attn: Mr. Jeffrey Riedler, Assistant Director

Re:	Darwin Professional Underwriters, Inc.
Amendment No. 1 to Form S-1 Registration Statement
(the “Registration Statement”) File No. 333-132355
Dear Mr. Riedler:
          On behalf of Darwin Professional Underwriters, Inc., a Delaware corporation (“DPUI” or the “Company”), we filed via Edgar on April 14, 2006 Amendment No. 1 (the “Amendment”) to DPUI’s Registration Statement, originally filed on March 10, 2006.
          Set forth below are the responses of the Company to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter to the Company dated April 6, 2006. The responses below are numbered to correspond with the numbered paragraphs of the Staff’s comment letter. The references below to page numbers refer to the pages in the blacklined courtesy copies of the Amendment which are being sent to you separately.
General
1.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

The Company acknowledges the Staff’s comment. In addition to responding to the Staff’s comments in the places identified in the comment letter, the Company has made appropriate conforming changes throughout the filing.
NEW YORK       WASHINGTON, D.C.       LOS ANGELES       EAST PALO ALTO       HOUSTON       AUSTIN
LONDON       WARSAW       FRANKFURT       MILAN       ROME       BEIJING

Securities and Exchange Commission

April 14, 2006
2.	In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

The Company acknowledges the Staff’s comment.

3.	Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601 (a) of Regulation S-K. We note, for example, that you have not filed the opinion or consent of your legal counsel, along with other exhibits. Please note that we may have comments on these exhibits once they are filed.

The Company acknowledges the Staff’s comment. Certain additional exhibits are included in the Amendment and the remaining exhibits to the Registration Statement will be filed as soon as they are available.

4.	To the extent practicable, please complete all of the blank sections of your filing in your next amendment.

The Company acknowledges the Staff’s comment. Please note that all blanks which remain unfilled in the Amendment relate to pricing and stock split information which has not yet been determined.

5.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, e.g. in a preliminary prospectus. Please note we may have comments regarding this material.

The Company intends to include one or two photographs in the prospectus and will provide a copy to you under separate cover within the next few days.

6.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

The Company acknowledges the Staff’s comment and understands that a pre-effective amendment containing pricing-related information must be filed before the prospectus is circulated.

Securities and Exchange Commission

April 14, 2006
7.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

The Company acknowledges that the price range included in the pre-effective amendment that includes the price range must be bona fide and within the ranges specified in the Staff’s comment.

8.	We note that you have included a glossary of terms in the prospectus. While we do not object to the inclusion of a glossary, the forepart of the prospectus should be written in clear and simple language that will not require reference to the glossary frequently. Please define all of the glossary terms the first time you use them.

In response to the Staff’s comment, the Company has included in the forepart of the prospectus definitions of many of the terms included in the glossary. However, the Company found it awkward and unhelpful to the reader to work into the text of the prospectus definitions of certain terms. Although the Company considered deleting those terms from the glossary, the Company’s preference would be to continue to include such terms in the glossary to provide definitions to any reader who might find them useful.

9.	Throughout the prospectus you refer to the bulk of your insurance activities as “insurance business produced by DPUI and written on policies of the Capitol Companies.” Please revise the discussion in the prospectus to explain clearly the actual functions of both DPUI and the Capitol Companies.

The Company has revised the prospectus disclosure to explain that DPUI has always had responsibility for managing all of the business produced by DPUI and issued on policies of the Capitol Companies and that, effective as of October 1, 2005, the Company assumed economic responsibility for all of such business. Please see revised disclosure marked at pages 6 and 41 of the blacklined Amendment.

In addition, please consider whether the portion of your business written by the Capitol Companies, which constitutes approximately 85% of your business, should be characterized as reinsurance.

In response to the Staff’s comment, the table included in Note 5(c), Reinsurance Effect on Operations, to the financial statements included in the prospectus (page F-20) has been revised to reclassify DPUI-produced premiums on the policies of the Capitol Companies as “Assumed premiums written-Capitol Companies” and “Assumed premiums earned-Capitol Companies” and to reclassify any incurred losses on this business as “Assumed losses and LAE incurred-Capitol Companies,” so as to more clearly segregate the business written on policies of

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April 14, 2006
the Capitol Companies. This presentation reflects the premiums and losses as assumed by the Company in the year that they were initially written or incurred, consistent with the presentation of the consolidated financial statements as an “as-if-pooling” resulting from transactions from entities under common control. See the separate accounting position memorandum submitted in response to comment #48 for a more detailed explanation of the Company’s financial statement presentation.
Who We Are, page 2
10.	Please clarify how you calculated the $20 billion in annual premium volume as the company’s potential market. Cite any sources you relied upon and provide us with marked copies of these sources.

The Company based the estimate that the market for its target lines of business (D&O, E&O, and Medical Malpractice Liability) exceeds $20 billion on publicly available sources which estimate the annual premium volume for D&O insurance at approximately $8 billion (source: General Re “Underwriter Update” Report, April 2004); for E&O insurance, exclusive of employment practices liability insurance (“EPLI”), at approximately $3.5 billion (source: General Re “Underwriter Update” Report, February 2004); for EPLI at approximately $1.0 billion (source: General Re “Underwriter Update” Report, January 2004); and for Medical Malpractice Liability insurance at approximately $11.4 billion (source: A.M. Best Statistical Study, August 22, 2005). The Company will provide copies of these source materials to you under separate cover within the next few days.

Please consider whether the $20 billion cited is the appropriate universe of potential sales or whether the disclosure should reflect a smaller potential market, i.e. the market for which you intend to compete. We may have additional comments.

In response to the second part of the Staff’s comment regarding the appropriate universe of potential sales, the Company has added a statement indicating that although at any given time its focus will be on those portions of the estimated $20 billion market that present the greatest opportunities, the Company believes that its existing market share (currently under 1%) allows for significant future growth (please see page 1 of the blacklined Amendment).
Grow Responsibly into Our Capital Base, page 3
11.	You have presented the low ratio of net premiums written to statutory surplus as a “competitive strength.” Please consider whether this ratio should be presented solely as a positive factor, or whether this ratio is higher than average as a result of recent capital contributions by Alleghany and that you may not be able to write enough policies to employ this capital optimally.

Securities and Exchange Commission

April 14, 2006
The Company has reviewed both the “Our Competitive Strengths” and the “Our Strategy” (which includes the reference to the low ratio of net premiums written to statutory surplus in the paragraph captioned “Grow Responsibly into Our Capital Base”) sections included in the Prospectus Summary. The Company has considered the Staff’s comment and, in response, has added a reference to the risk that capital adequacy requirements and difficulties in achieving its expected rate of growth could negatively affect the Company’s return on equity in the “Risks Relating to Our Company” section of the Prospectus Summary. The Company has also expanded discussion of the capital adequacy risk factor in the Risk Factors section of the prospectus to include the risk that the Company's inability to grow into its capital base as quickly as anticipated could negatively affect the Company’s return on equity. Please see revised disclosure marked at pages 4-5 and 19 of the blacklined Amendment.

Also, please consider whether disclosing any problems you are experiencing in generating more underwriting business is necessary to balance the discussion of this “strength.”

The Company has considered the Staff’s comment and, since the Company has concluded that it is not currently experiencing any such difficulty, no such disclosure has been added.
Our Relationship with Alleghany and Our Recent Reorganization, page 4
12.	Please disclose the specific ownership of the company immediately subsequent to its formation in March 2003. With respect to the March 2003 organization, please describe the funds or other assets contributed and by whom. Also, in connection with the March 2003 organization, please describe what securities were issued by the company and to whom.

In response to the Staff’s comment, the prospectus has been revised to expand the discussion of the formation of the Company in March 2003, including a description of the funds received and the securities issued. Please see revised disclosure marked at page 5 of the blacklined Amendment.

13.	Please expand the discussion to specifically identify the companies that comprise the Capitol Companies, who owns each of the constituent companies, and how each constituent company is affiliated with Alleghany and the registrant, respectively.

In response to the Staff’s comment, the prospectus has been revised to specifically identify the three companies that comprise the Capitol Companies and to explain that each of the Capitol Companies is a wholly-owned subsidiary of Alleghany. Please see revised disclosure marked at pages 5 and 40 of the blacklined Amendment.

Securities and Exchange Commission

April 14, 2006
14.	Please clarify, if true, that you actually reinsure policies underwritten by the Capitol Companies.

The Company supplementally advises the Staff that the only reinsurance between the Capitol Companies and Darwin pertains to the business written by DPUI on the policies of the Capitol Companies. Also, in response to the Staff’s comment, the prospectus has been revised to state that, effective as of October 1, 2005, DNA assumed all risk and exposure on the policies produced by DPUI and issued on policies of the Capitol Companies. Please see revised disclosure marked at pages 6 and 41 of the blacklined Amendment.

15.	Please disclose the nature of the assets contributed to the registrant as a result of the January 1, 2006 reorganization and just prior to the filing of the registration statement. Compare the value of these assets to the liquidation value of the securities issued in exchange for these assets.

In response to the Staff’s comment, the prospectus has been revised to disclose that the reorganization included (i) the contribution of Darwin Group by Alleghany to DPUI in return for shares of Series B Convertible Preferred Stock having an aggregate liquidation value equal to $197.2 million, which was the GAAP book value of Darwin Group as of December 31, 2005, and (ii) the contribution of all of the shares of common stock of DPUI owned by Alleghany to DPUI, representing 80% of the issued and outstanding shares of DPUI, in return for shares of Series A Preferred Stock having an aggregate liquidation value of $0.2 million, which was 80% of the GAAP book value of DPUI as of December 31, 2005. Please see revised disclosure marked at pages 5-6 and F-8 of the blacklined Amendment.

16.	Please expand the discussion to compare the conversion price of the remaining Class B Preferred Stock to the public offering price.

Supplementally, the Company advises the Staff that the conversion price of the Series B Convertible Preferred Stock is $219.87. The conversion price as adjusted for the stock split that the Company intends to effect prior to the completion of the offering will be disclosed in the pre-effective amendment including pricing-related information that is filed prior to circulation of the prospectus so that, at that time, the reader will be able to compare the conversion price of the Series B Convertible Preferred Stock as adjusted for the stock split to the public offering price indicated in the price range.
Risk Factors, — General
17.	We note in the introductory paragraph to your risk factors section you state “The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business operations.” You must

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disclose all risks that you believe are material at this time. Please delete this language from your introductory paragraph.

In response to the Staff’s comment, this language has been deleted (please see page 10 of the blacklined Amendment).

18.	Please review each subheading and revise as necessary to ensure it reflects the risk you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as “Our success depends on our ability to underwrite risks accurately...,” “Our reliance on brokers, agents and program administrators subjects us to credit risk,” or merely describe an event that may occur in the future, such as “We may seek to acquire other insurance businesses,” and “We do not expect to pay cash dividends on any of our shares of common stock.” Succinctly state in your subheadings the risks that result from the facts or uncertainties.

The Company has reviewed the captions to the risk factors and, in response to the Staff’s comment, has revised the captions to more directly address the risks related to the facts or uncertainties described. Please see marked changes to risk factor captions set forth in pages 10 through 26 of the blacklined Amendment.
A decline in our financial strength ratings..., page 9
19.	We note the discussion under “Arrangements with the Capitol Companies” on page 105 your belief that certain classes of your insureds are rating sensitive. To the extent practicable, please expand the discussion to quantify the amount of business you may lose as a result of a ratings downgrade.

The risk factor “A decline in our financial strength ratings ...” (see page 10 of the blacklined Amendment) is intended to identify the risk that a downgrade from the current A.M. Best ratings of “A-” (Excellent) for DNA and Darwin Select could cause the Company to lose substantially all of its business, which would have a material adverse effect on its financial condition and results of operations. By contrast, the disclosure included in “Arrangements with the Capitol Companies,” and the disclosure in the risk factor captioned “We currently rely on certain Alleghany subsidiaries to write some of the insurance policies...” (see pages 111-112 and pages 12-13, respectively, of the blacklined Amendment) relates to the Company’s continued need to rely upon the Capitol Companies to write some of the DPUI-produced business because of the higher “A” (Excellent) A.M. Best ratings of the Capitol Companies. The risk factor captioned “We currently rely on certain Alleghany subsidiaries to write some of the insurance policies...” also discusses the risk that the Capitol Companies are downgraded and that the Company is unable to reach a satisfactory arrangement with an alternative “A” (Excellent) rated carrier.

Securities and Exchange Commission

April 14, 2006
As described in “Arrangements with the Capitol Companies” (see page 112 of the blacklined Amendment), and in the risk factor captioned “We currently rely on certain Alleghany subsidiaries to write some of the insurance policies...”, for the year ended December 31, 2005, $142.5 million of gross premiums were written on policies issued by the Capitol Companies, of which about $58.5 million related to business written on policies issued by the Capitol Companies either because DNA or Darwin Select was not licensed or eligible to write business in a particular jurisdiction or because certain of the Company’s insureds require policies issued by an insurer with an A.M. Best rating of “A” (Excellent) or better. In response to the Staff’s comment, the Company has quantified the breakdown of this $58.5 million to indicate that approximately $26.4 million is attributable to the fact that DNA and Darwin Select are not licensed or eligible to write business in a particular jurisdiction and approximately $32.1 million is attributable to insureds who require an A.M. Best rating of “A” (Excellent). The Company estimates that this $32.1 million is the amount of 2005 business produced by DPUI which would have been at risk if the Capitol Companies had been downgraded. Please see revised disclosure marked at pages 112 and 13 of the blacklined Amendment.

20.	Please discuss if the company has received any communications from A.M. Best related to whether your insurance subsidiaries may be downgraded or on a credit watch for possible downgrading.

Supplementally, the Company advises the Staff that no such communications have been received from A.M. Best.
If we lose key personnel..., page 10
21.	Please revise the subheading to also reflect that you do not have employment agreements or non-compete agreements with most of your executive officers and key personnel.

The subheading has been revised in accordance with the Staff’s comment. Please see revised disclosure marked at page 11 of the blacklined Amendment.

22.	In addition, it appears the information in the last paragraph of the risk factor entitled “We currently rely on certain Alleghany subsidiaries to write some of the insurance...” as it pertains to Mr. Sills should also be described in the instant risk factor.

In accordance with the Staff’s comment, the risk factor has been revised to disclose that termination by the Capitol Companies of their underwriting management agreements with DPUI prior to December 31, 2007 would be a “good reason” termination event under Mr. Sills’ employment agreement. Please see revised disclosure marked at page 11 of the blacklined Amendment.

Securities and Exchange Commission

April 14, 2006
If we are not able to renew our existing reinsurance..., page 12
23.	Please disclose what percentage of your business you reinsure.

In response to the Staff’s comment, the Company has added a new first sentence to this risk factor stating that the Company purchases reinsurance to spread risk on substantially all of its lines of business. Please see revised disclosure marked at page 13 of the Amendment. In addition, the Company has added a table summarizing the major terms of its reinsurance programs. Please see revised disclosure marked at page 81 of the blacklined Amendment.

24.	Please disclose problems the company has experienced from the failure of a reinsurer to pay in full and in a timely manner any material claims the company has presented to them, if applicable. Additionally, please disclose the nature of any current difficulties you are experiencing regarding the enforcement of your rights to receive payment under your reinsurance agreements.

The Company has considered the Staff’s comment and, since the Company has not experienced any problems related to failure of a reinsurer to pay claims, nor is the Company currently experiencing any difficulties regarding enforcement of rights to receive payment under its reinsurance agreements, no such disclosure has been added. Supplementally, the Company advises that Staff that it has had a relatively short operating history and that less than $500,000 of its gross reinsurance recoverables of approximately $51 million related to case reserves (see Note 5(a), Ceded Reinsurance, to the financial statements included in the prospectus (page F-17)).

25.	Please expand to discuss what the company would do in the event that a reinsurer cancels its participation on new business. For example, approximately how many companies could provide you with reinsurance services in the volume you require? Disclose the difficulties you would likely encounter in finding and renegotiating an agreement for reinsurance from another source.

Supplementally, the Company advises the Staff that the Company syndicates its reinsurance to mitigate the risk that one or more current reinsurers will choose not to participate in the Company’s reinsurance program in the future. Currently, each of the Company’s two major reinsurance programs has at least six participating reinsurers, with no reinsurer having a participation of more than 25% in any treaty. If a reinsurer were to terminate its relationship with the Company, the Company, consistent with its practice of spreading risk, would consider asking other existing reinsurers to increase their participations. The Company also notes that there are approximately fifteen additional reinsurers rated “A-” (Excellent) or better by A.M. Best that reinsure the lines of business that the Company writes

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and that are not currently participating in the Company’s reinsurance programs. Because of these mitigating factors to the risk relating to the general availability of reinsurance, the Company has not included this discussion in the prospectus.

The Company believes that the inability to agree upon price and other terms and conditions, rather than lack of general availability of reinsurance, would be its greatest risk if the Company had to replace reinsurance capacity. Accordingly, in response to the Staff’s comment, the reinsurance risk factor has been revised to disclose increased cost of reinsurance as a risk factor. Please see revised disclosure marked at page 14 of the blacklined amendment.

26.	Please identify your major reinsurers. If you are substantially dependent on any one or more reinsurance agreements, identify the other party or parties to the agreement(s), disclose the percentage of your reinsurance that you cede to each party, and file the agreements as exhibits. Also, please describe all material terms of these agreements in the business section of your prospectus.

In response to the Staff’s comment, the Company has revised the table listing its top ten reinsurers to include each one’s share of the reinsurance recoverable on paid and unpaid losses as a percentage of the total reinsurance recoverable on paid and unpaid losses. Please see revised disclosure marked at page 83 of the blacklined Amendment. In addition, as noted in the response to comment #23 above, the Company has added a table summarizing the principal terms of its major reinsurance programs. Please see revised disclosure marked at page 81 of the blacklined Amendment.

Certain of the Company’s reinsurance agreements are filed as exhibits to the Amendment. Supplementally, the Company advises the Staff that certain of its reinsurance agreements were renewed as of April 1, 2006 and, thus, the Company has updated the disclosures in the prospectus to reflect the terms of the renewal agreements. Any of the renewal agreements not filed as exhibits to this Amendment will be filed as soon as they are available.
We rely on our information technology..., p. 14
27.	Please expand the discussion to include any material interruptions or security breaches you may have experienced and explain how these events impacted your business and results of operations.

The Company has considered the Staff’s comment and, since the Company has concluded that it has not experienced any such material interruptions or security breaches, no such disclosure has been added.

Securities and Exchange Commission

April 14, 2006
28.	To the extent practicable, please disclose the anticipated cost to implement the i-bind program.

In response to the Staff’s comment, the discussion of i-bind has been revised to indicate that, to date, the Company has incurred total costs to implement the i-bind program of approximately $1.3 million. In addition, the Company estimates the cost of adding each additional product to the i-bind program offering to be approximately $0.2 million. Please see revised disclosure marked at page 16 of the blacklined Amendment.
If ibind, our web-based underwriting system, has technical problems..., p. 14
29.	Please expand the discussion to indicate when you “rolled out ibind” and indicate the extent to which you may have experienced technical problems to date, if material.

The disclosure has been revised to indicate that i-bind was rolled out in March 2005 and that the Company has not experienced any material technical problems to date. Please see revised disclosure marked at page 16 of the blacklined Amendment.
We may seek to acquire other insurance businesses, p. 17
30.	Please expand the discussion to indicate whether you have any current plans, agreements or understandings to acquire specific insurance businesses.

In response to the Staff’s comment, the disclosure has been revised to indicate that the Company does not currently have any plans to acquire any specific insurance businesses. Please see revised disclosure marked at page 18 of the blacklined Amendment.
Our business is cyclical in nature..., p. 18
31.	Please revise to describe the current phase in the cycle and how it is affecting your operations and profitability.

In response to the Staff’s comment, the Company has revised the disclosure to more fully describe what it means by “hard” and “soft” markets and to provide some indication of where in the market cycle the Company believes each of the D&O, E&O and Medical Malpractice Liability lines to be. Please see revised disclosure marked at page 19 of the blacklined Amendment.

Securities and Exchange Commission

April 14, 2006
Conflicts of interest may arise..., p. 23
32.	Please expand the discussion to describe your corporate opportunity policy and how conflicts of interest will be resolved.

As stated in the second paragraph of the risk factor, the corporate opportunity policy that will be included in the amended and restated certificate of incorporation that will be in effect at the completion of the public offering will address potential conflicts of interest between the Company and Alleghany. The description of that policy has been expanded in the third paragraph of the risk factor. Please see revised disclosure marked at pages 24-25 of the blacklined Amendment.
Being a public company will increase our administrative costs..., page 23
33.	Please expand the discussion to quantify the additional costs you will incur.

In response to the Staff’s comment, the disclosure has been revised to add an estimate of the additional costs that the Company expects to incur during the twelve-month period following the completion of the offering (estimated at $1.25 million to $2 million). Please see revised disclosure marked at page 25 of the blacklined Amendment.
Capitalization, page 28
34.	Please explain to us why you included the issuance of 8,750 shares of common stock at or prior to the completion of your offering as a pro forma adjustment in this table.

When the Company was formed in March 2003, 100,000 shares of common stock were reserved for issuance to management under a restricted share plan. In July 2003, most of such shares were issued to management, with the remaining shares reserved for anticipated future issuances to new hires. At the time that the reorganization was being planned, 8,750 shares of the 100,000 shares available under the restricted stock plan were available for issuance. At that time, the Company determined that these remaining shares would be issued to management and certain key employees of the Company in connection with an initial public offering if there was an initial public offering in 2006, or, in any event, by calendar 2006 year-end. Accordingly, the conversion price for the Series B Convertible Preferred Stock was determined assuming that all 100,000 shares available for grant under the restricted stock plan would be outstanding upon completion of the offering.

Since the economic basis on which the reorganization was implemented assumed the issuance of all 100,000 shares available for grant under the restricted stock plan and the Company intends to grant those shares of restricted stock

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immediately prior to the completion of the offering, the Company believes that it is meaningful to the reader to treat those 8,750 shares as outstanding for purposes of the pro forma.

35.	Please explain to us the reasoning behind including the book value per share information on the pro forma column. Include why you did not include this information for any of the other columns presented.

Prior to the effective date of the Registration Statement, the Company intends to file an amendment that will include its first quarter 2006 consolidated financial statements, at which time the Company will be able to update its capitalization table to reflect total stockholders’ equity as of March 31, 2006. When that information is presented, the Company’s “Actual” column will present all aspects of the Company’s reorganization and the Company will present actual book value per common share and tangible book value per common share amounts.

As of December 31, 2005, the Company believes that the presentation of book value per common share and tangible book value per common share is most meaningful if presented under the “Pro Forma” column of the capitalization table, since this column reflects the total capitalization of DPUI assuming the completion of all aspects of the Company’s reorganization. The Company believes that the presentation of book value per common share and tangible book value per common share using the data presented in its “Actual” column as of December 31, 2005 would not be meaningful to readers because that presentation would reflect some aspects, but not all aspects, of the reorganization transactions.

As described on page 30 of the Amendment in “Capitalization” and in Note 1(b) and Note 11 of the consolidated financial statements of DPUI included in the prospectus, DPUI entered into a series of transactions, which the Company describes as its “reorganization.” In November 2005, in connection with the pending reorganization, Alleghany made a capital contribution of $135 million to Darwin Group. As part of the reorganization, all of the outstanding shares of common stock of Darwin Group were contributed to DPUI in exchange for shares of Series B Convertible Preferred Stock having an aggregate liquidation preference of $197.2 million (equal to the GAAP book value of Darwin Group on December 31, 2005). The shares of Series B Convertible Preferred Stock are convertible into an aggregate of 900,000 shares of common stock of DPUI. In addition, Alleghany exchanged its 400,000 shares of common stock of DPUI for 9,560 shares of Series A Preferred Stock of DPUI.

As discussed in the separate accounting position memorandum submitted in response to comment #48, consistent with paragraph D17 of FAS 141, stockholders’ equity in the “Actual” column as of December 31, 2005 already reflects the contribution of Darwin Group to DPUI. However, the corresponding issuance of shares of Series B Convertible Preferred Stock and the contribution of

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Alleghany’s common stock of DPUI in exchange for additional shares of Series A Preferred Stock are not reflected until January 1, 2006. Therefore, while the “Actual” column as of December 31, 2005 presents DPUI’s total capitalization assuming the completion of the Company’s reorganization, the share data does not reflect the issuance of the shares of Series B Convertible Preferred Stock or the exchange of DPUI common stock for additional shares of Series A Preferred Stock.

When the Company files its amendment including pricing-related information prior to the circulation of the prospectus, the Company will also present book value per common share and tangible book value per common share for its “Pro Forma as Adjusted” column.
Dilution, page 31
36.	Please revise this discussion and the supporting table to begin with your actual net tangible book value and then include any reconciling items to arrive at your “Pro forma net tangible book value.”

As discussed in the response to comment #35 above, prior to the effective date of the Registration Statement, the Company intends to file an amendment that will include its first quarter 2006 financial statements, at which time the Company will be able to update its capitalization table to reflect total stockholders’ equity as of March 31, 2006. When that information is presented, the information presented in the “Dilution” section of the prospectus will also be updated to provide a reconciliation from actual net tangible book value per share to dilution per share to new investors.

In addition, as also discussed in the response to comment #35 above, the Company believes that the presentation of book value per share and tangible book value per share using “actual” results as of December 31, 2005 is not meaningful to readers as it reflects some aspects, but not all aspects, of the Company’s reorganization transactions. The Company further believes that the corresponding reconciliation between the book values presented in its “Actual” column and its “Pro Forma” column that occurs in the “Dilution” section of the prospectus also would not be a meaningful reconciling item.
Unaudited Pro Forma Consolidated Financial Data, page 35
Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 36
37.	Please include a discussion of how you determined the amount to be allocated to the “Series B Convertible Preferred Stock” that you issued in exchange for the common shares of Darwin Group contributed by Alleghany.

Securities and Exchange Commission

April 14, 2006
In response to the Staff’s comment, Note 1 to the pro forma consolidated financial data has been revised to disclose that the amount allocated to the Series B Convertible Preferred Stock received by Alleghany in exchange for the contribution of Darwin Group to DPUI was based upon the GAAP book value of Darwin Group as of December 31, 2005. Please see revised Note 1 disclosure marked on page 39 of the blacklined Amendment.
     Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
Ongoing Arrangements with the Capitol Companies, page 40
38.	We note that, for the year ended December 31, 2005 you wrote $143 million or 86% of your gross premiums through Capitol Companies. Of that amount, $59 million or 35% was because it was issued in a jurisdiction where you were not licensed or the insured preferred a higher rating. Please disclose what resulted in the remainder of the business that was written through Capitol Companies.

In response to the Staff’s comment, the Company has revised this disclosure to explain that from the time DPUI was formed as an underwriting manager for the Capitol Companies until DNA and Darwin Select obtained independent ratings of “A-” (Excellent) from A.M. Best in November 2005, almost all of the business produced by DPUI was issued on policies of the Capitol Companies. See revised disclosure marked at page 42 of the blacklined amendment.

Also further quantify the $59 million between the jurisdictional limitations or the ratings limitations. Please include this enhanced discussion throughout the document where you refer to the business transacted with Capitol Companies.

Please see the description of the revision of the disclosure to include the requested breakdown in the response to comment #19 above. Also, in accordance with the Staff’s comment, conforming changes have been made elsewhere in the prospectus (see revised disclosure marked at pages 13, 42, 79 and 112 of the blacklined Amendment).

39.	Please revise your discussion of the change in the fee charged by Capitol Companies for issuing policies under their brand to include a more quantified discussion of the impact that this would have had on prior periods and the impact that you expect it to have on future periods.

The Company has updated the disclosure to reflect the actual percentage of business written by DPUI on the Capitol Companies through March 31, 2006, which is 31.4%. In addition, the Company has added disclosure of the pro forma incremental fees that would have been payable to the Capitol Companies for all

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April 14, 2006
years presented if the percentage of business written on the insurance policies of the Capitol Companies for each year presented had been consistent with first quarter 2006 experience of the Company (when 31.4% of the business produced by DPUI was written on policies of the Capitol Companies) and if the fees had been payable at the maximum rate of 3.0% provided for in the agreement. The Company has also added disclosure of the pro forma incremental fees that would have been payable to the Capitol Companies on actual business written in first quarter 2006 if the fees had been payable at the maximum rate of 3.0% provided for in the agreement. Please see revised disclosure marked at page 43 of the blacklined amendment.
Consolidated Results of Operations, page 47
40.	It appears that your use of the measure, “Underwriting gain (loss)” is a non-GAAP measure. Please explain to us how the use of this measure complies with Item 10(e) of Regulation S-K. Refer to question eight of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures”, which is located at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

The Company has reviewed question eight of the FAQ referred to in the Staff’s comment. In response to the Staff’s comment, the Company has added a footnote to the “Net underwriting gain (loss)” line in the Consolidated Results of Operations table included in the MD&A which reads as follows: “Net underwriting gain (loss) does not replace net earnings (loss) determined in accordance with GAAP as a measure of profitability; rather, the Company believes that net underwriting gain (loss), which does not include net investment income, other income, net realized investment gains (losses) or income tax expense (benefit), enhances the understanding of the Company’s operating results by highlighting net income attributable to underwriting performance. With the addition of net investment income, other income, net realized investment gains (losses), reported pre-tax earnings (loss) (a GAAP measure) may show a profit despite an underlying underwriting loss. Where such underwriting losses persist over extended periods, an insurance company’s ability to continue as an ongoing concern may be at risk. Therefore, the Company views net underwriting gain (loss) as an important measure in the overall evaluation of performance.” Please see revised disclosure marked on page 51 of the blacklined Amendment.
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 48

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April 14, 2006
Gross premiums written, page 48
41.	Your discussion of the increases in the various lines seems to focus primarily on the types of policies that resulted in the increase and does not focus on the actual reasons for the increases. Please revise your discussion to include a more focused discussion on the actual reasons, such as volume or pricing, which resulted in the increases to your revenues.

In response to the Staff’s comment, the Company has revised the discussion of gross premiums written included in the MD&A to provide an indication of the increase or decrease in volume and of the increase or decrease in average pricing for each of its D&O, E&O and Medical Malpractice Liability lines for each of years 2005 and 2004. Please see the revised disclosure marked at page 52 (2005) and at pages 54-55 (2004) of the blacklined Amendment.
Critical Accounting Estimates, page 41
Loss and Loss Adjustment Expense Reserves, page 41
42.	Please revise your discussions here to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management’s Discussion and Analysis.
a.	Describe in further detail the variety of statistical analyses used to determine your loss reserves and highlight the differences between the techniques selected for each line of business, if any. In your disclosure, discuss how you determined the method(s) selected to be the most appropriate and state whether the same method was utilized consistently for each line of business for all periods presented.

In response to the Staff’s comment, the Company has added disclosure regarding the two actuarial methods (the Bornhuetter-Ferguson method and the Expected Loss Ratio method) utilized by the Company for each of its lines of business. See revised disclosure marked at page 45 of the blacklined Amendment.

b.	It is our understanding of the property and casualty insurance industry that companies will establish reserves either by the calculation of ranges around the reserves or by the calculation of point estimates.

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April 14, 2006
i.	If management calculates a range in determining the loss reserve recorded in the financial statements, describe the range of loss reserve estimates, the factors that determined the boundaries of this range and your basis for selecting the recorded amount rather than any other amount within the range as the best estimate of incurred losses. In addition include narrative disclosure and quantification of the impact that reasonably likely changes in one or more of these factors would have on reported results, financial position and liquidity. Analysis here should not be based on a hypothetical change in the reserves but on the reasonably likely changes in the estimates. Include in your discussions what these significant estimates are and how they are reasonably likely to change.

ii.	If management calculates point estimates in determining the loss reserve recorded in the financial statements, disclose the following:
•	The various methods considered and the method that was selected to calculate the reserves. If multiple point estimates were generated, describe the different values for these point estimates. Include a discussion of why the method selected was more appropriate over the other methods and why one point estimate was selected instead of other point estimates.

•	Clarify whether the loss reserves recorded in the financial statements are solely based on the point estimate calculated or, if not, how that point estimate is used. Quantify and describe the difference between what is recorded in the financial statements and the point estimate

•	Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity. Analysis here should not be based on a hypothetical change in the reserves but on the reasonably likely changes in the estimates. Include in your discussions what these significant estimates are and how they are reasonably likely to change. Please note that the inclusion of a simple

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April 14, 2006
mathematical percentage change in your overall reserve levels is not adequate.

Management uses point estimates in determining the loss reserves included in the financial statements. In response to the Staff’s comment, the Company has added additional disclosure regarding its use of point estimates and has also added disclosure regarding sensitivities. Please see revised disclosure marked at pages 44-48 of the blacklined Amendment.
c.	Please disclose how your estimates compared to those of the external actuary’s. Describe the steps you take in determining the ultimate reserve when a material difference exists between the estimates.

In response to the Staff’s comment, the Company has added disclosure regarding statements of actuarial opinion of the Company’s external actuaries as to the reasonableness of the reserves of DNA and Darwin Select that are filed by DNA and Darwin Select with the insurance departments of their respective states of domicile, including disclosure that such statements of actuarial opinion indicate that they may be relied upon only by the specified insurance company and by the insurance departments of the various states with which DNA and Darwin Select file annual statutory statements. Please see revised disclosure marked at page 46 of the blacklined Amendment.

Supplementally, the Company advises the Staff that in the event of a material difference between the Company’s estimates of the reserves and the estimates of the Company’s external actuaries, the Company would reassess its estimates of the reserves in light of such difference and would make such changes to its estimates, if any, that the Company determined to be appropriate.
Marketing and Distribution, p. 73
43.	Please expand the discussion to support your statement that your distribution partners are “a select group.” For example, did entities apply to become your distribution partners, how many, and what criteria was used to determine how the distribution partners were selected

In response to the Staff’s comment, the Company has expanded its disclosure regarding its criteria for selection of distribution partners and the various increases and decreases in the number of its distribution partners at different points in time. Please see revised disclosure marked at page 77 of the blacklined Amendment.

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April 14, 2006
Financial Statements, page F-1
Consolidated Balance Sheets, page F-3
44.	Please revise your disclosure related to your redeemable preferred shares to include the aggregate liquidation preference on the face of the balance sheet. Refer to paragraph 6 of SFAS 129.

In response to the Staff’s comment, the disclosure relating to redeemable preferred shares has been revised to include disclosure of the aggregate liquidation preference. Please see revised disclosure marked on page F-3 of the blacklined Amendment.

45.	Please revise your presentation of the balance sheet to include a pro forma column at December 31, 2005 that reflects the impact of the Alleghany transfer of assets on your equity and temporary sections of the balance sheet.

As discussed in the separate accounting position memorandum submitted in response to comment #48 below, the consolidated financial statements already reflect the contribution of Darwin Group to DPUI as a transaction between entities under common control. Consistent with paragraph D17 of FAS 141, the consolidated financial statements present the statement of financial position and other financial information as of the beginning of the earliest period as though the assets and liabilities of Darwin Group had been transferred at that date. While Note 11 to the financial statements provides a description of the change in capital structure that occurred effective as of January 1, 2006, in response to comment #46, the Company has also provided pro forma earnings per share information on page F-4 that gives effect to this change in capital structure as if it had occurred as of January 1, 2005. Taken together, the Company believes this provides the reader with sufficient information to understand the impact of its reorganization.
Consolidated Statements of Operations, page F-4
46.	Please provide the earnings per share information here and in other portions of the document where required such as your selected financial information. Also consider the need to provide pro forma EPS that gives effect to the change in capital structure that took place after year-end.

In response to the Staff’s comment, the Company has updated the income statement on page F-4 (as well as income statement information on pages 8, 9, 35, 36 and 39) to provide pro forma earnings per share information for the latest year presented (2005) and has added additional “Earnings Per Share” disclosure as new Note 13 to the financial statements to fully explain the calculation of pro forma earnings per share. Because the Company believes that actual earnings per share for the years presented in the financial statements are not meaningful to the reader, the Company has not included actual earnings per share for any of the

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April 14, 2006
years presented. As discussed in the separate accounting position memorandum submitted in response to comment #48 below, the actual earnings presented in the financial statements include the underwriting results for the business written by DPUI on the Capitol Companies that has been contributed to DPUI as part of the Company’s reorganization, but does not include any of the earnings on the equity capital that was utilized to support this business. Further, the stockholders’ equity and corresponding weighted average share data does not include any of the equity capital that was utilized to support this business. In addition, the reorganization transactions described in Note 1(b) and Note 11 were completed effective as of January 1, 2006, so that the determination of the weighted average share data as of December 31, 2005 does not reflect the reorganization.

The calculation of pro forma earnings per share assumes that the shares issued in connection with the reorganization were outstanding as of January 1, 2005.
Notes to Consolidated Financial Statements, Page F-7
(1) Basis of Presentation, page F-7
(a) Organization, page F-7
47.	Please more fully describe to us the operations of Alleghany with regards to these lines of business for which DPUI began to act as the underwriting manager. Include how much of these lines of business was being underwritten by Alleghany prior to the establishment of DPUI.

In response to the Staff’s comment, Note 1(a) to the financial statements has been revised to make clear that the Capitol Companies are wholly-owned subsidiaries of Alleghany which were acquired by Alleghany in January 2002 and that, prior to the formation of the Company in March 2003, neither Alleghany nor the Capitol Companies were writing any D&O, E&O or Medical Malpractice Liability business. Please see revised disclosure marked at page F-7 of the blacklined Amendment.
(b) Reorganization, page F-7
48.	Please explain to us in greater detail how you generated the financial information presented in these financial statements. It appears as if you are essentially carving out all business underwritten by DPUI from the operation of Capitol Companies. To that you are combining all new business written by Darwin Group. Further explain to us the appropriateness of this accounting treatment with references to the guidance upon which you relied in this determination.

Please see the separate accounting position memorandum which is enclosed with this letter for a more detailed explanation of the appropriateness of the Company’s

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April 14, 2006
financial statement presentation. The Company notes that in its comment the Staff has described the Company’s presentation as “essentially carving out all business underwritten by DPUI from the operation of the Capitol Companies.” The Company believes that its presentation of consolidated results, described in the accompanying accounting position memorandum, generates comparable results as would be presented in a “carve out” presentation. However, since the rules governing entities under common control resulted in a substantially similar presentation, the Company determined that this presentation was preferable.
(5) Reinsurance, Page F-16
(c) Reinsurance Effect on Operations, page F-20
49.	It appears that you are characterizing all policies issued through Capitol Companies as being originated as “Direct premiums written.” Your discussion in note (b) of this note seems to indicate that these policies may be more akin to assumed premiums instead of direct premiums. Please explain to us how you arrived at this presentation. Further include a discussion similar to that which you provide in your management’s discussion and analysis of the amounts written through the Capitol Companies operations.

As noted in response to comment #9 above, the table included in Note 5(c), Reinsurance Effect on Operations, to the financial statements included in the prospectus (page F-20) has been revised to reclassify DPUI-produced premiums on the policies of the Capitol Companies as “Assumed premiums written-Capitol Companies” and “Assumed premiums earned-Capitol Companies” and to reclassify any incurred losses on this business as “Assumed losses and LAE incurred-Capitol Companies” to more clearly segregate the business written on policies of the Capitol Companies. This presentation reflects the premiums and losses as assumed by the Company in the year that they were initially written or incurred, consistent with the presentation of the consolidated financial statements as an “as-if-pooling” resulting from transactions from entities under common control. See the separate accounting position memorandum submitted in response to comment #48 for a more detailed explanation of the Company’s financial statement presentation.
(10) Concentration of Revenue, page F-25
50.	We note that you provide this information for major producers on an aggregate basis. Please revise the disclosure to disclose separately each producer that exceeded the 10% threshold. Refer to paragraph 39 of SFAS 131.

In response to the Staff’s comment, the Company has revised the disclosure to provide this information separately for each producer that exceeds the 10%

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April 14, 2006
threshold.	Please see revised disclosure marked in Note 10 to the financial statements on page F-25 of the blacklined Amendment.
(11) Preferred Stock, page F-25
51.	Please disclose the conditions under which each of these series of preferred stocks become redeemable.

In response to the Staff’s comment, the Company has revised the disclosure to provide this information. Please see revised disclosure marked in Note 11 to the financial statements on page F-25 of the blacklined Amendment.
(19) Segments, page F-28
52.	Please revise this discussion to include “Net premiums earned” for each of specialty lines of business.

The Company has considered the Staff’s comment. Supplementally, the Company advises the Staff as follows: as disclosed in Note 20 (Segments) (formerly Note 19), net premiums earned by the three specialty liability products are not available. The Company does not track ceded premiums written by specialty liability product. Although the Company could develop an allocation methodology to estimate ceded premiums and thus net premiums earned by specialty product, it would be subjective and might not accurately disclose the net premiums earned.
          If you have any questions or if the Staff has further comment, please call either Aileen C. Meehan at (212) 259-6910 or Margaret Lam at (212) 259-6244.

Sincerely yours,
/s/ Aileen C. Meehan

Aileen C. Meehan

cc:	Mr. John L. Krug Ms. Keira Ino Mr. James Atkinson

April 14, 2006
To: Accounting Files
From: Jack Sennott, CFO Darwin Professional Underwriters
Cc: KPMG LLP
Purpose: Basis of presentation for the consolidated financial statements of Darwin Professional Underwriters, Inc. (DPUI), including Darwin Group, Inc. (“Darwin Group”) and Subsidiaries and the business written by DPUI on the insurance policies of the Capitol Companies

Executive Summary
          DPUI has prepared consolidated financial statements for the years ended December 31, 2005 and 2004 and the period from March 3, 2003 (date of inception) to December 31, 2003 for inclusion in its registration statement on Form S-1 (“S-1”) in anticipation of an initial public offering of its common stock. We believe that these financial statements have been presented on a basis that most accurately reflects the financial position and results of operations of DPUI and its subsidiaries. In addition, they provide the reader with financial statements that present the comprehensive economic results of the business written by the management team, including the costs incurred to underwrite and administer the business, in a single consolidated financial entity and reflect those results in the same accounting period in which the business was originally written. Finally, our presentation is consistent with the presentation of Darwin’s operating results used by Alleghany Corporation in the Management’s Discussion and Analysis portion of its 1934 Act reports filed with the U.S. Securities and Exchange Commission since Darwin’s inception in 2003.
          We believe that the S-1 financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (US GAAP) and that our accounting presentation is consistent with the accounting literature (particularly FASB Statement No. 141, Business Combinations, Appendix D: Continuing Authoritative Guidance) governing financial statement presentation. We further believe that our accounting presentation reflects the appropriate treatment of our reorganization transactions, which brought all of the economic results of the business produced by DPUI under a single holding company structure, as transactions between entities under common control and an “as-if” pooling of interests.

          The sections below provide the following additional analysis:
1.	background of the parties to the reorganization, including the entities included in the financial statements,

2.	the mechanics of the reorganization transactions that brought the Darwin-produced business under a single holding company,

3.	the business written by legal entity since our inception,

4.	technical support for our financial statement presentation, and

5.	our conclusions.
(1.) Background
          DPUI was originally formed by Stephen Sills, our President and Chief Executive Officer, and Alleghany Corporation (“Alleghany”) in March 2003 as an underwriting manager to underwrite professional liability coverages in the D&O, E&O and Medical Malpractice Liability lines for three insurance companies that are wholly-owned, indirect subsidiaries of Alleghany: Capitol Indemnity Corporation, Capitol Specialty Insurance Corporation, and Platte River Insurance Company (which we refer to, collectively, as the “Capitol Companies”) pending the establishment or acquisition of separate insurance companies for the DPUI business. The Capitol Companies currently have an “A” (Excellent) rating from A.M. Best.
          Since inception, DPUI management has had full responsibility for managing the business produced by DPUI and issued on policies of the Capitol Companies, including risk selection, policy processing and issuance, rate and form filings, premium billing and collections, managing distribution relationships and administration, determining the need for and obtaining reinsurance on such business, reporting to the reinsurers and administering claims. DPUI has underwriting, policy and claims systems to perform and administer these functions.
          In February 2004, Alleghany formed Darwin Group, a sister company to DPUI, in order to acquire Darwin National Assurance Company (“DNA”), an admitted insurance company domiciled in Delaware, as an insurance carrier for business produced by DPUI. DNA was acquired in May 2004, and in connection with the acquisition, the seller agreed to indemnify Darwin Group and DNA against liabilities arising out of the operations of DNA prior to the acquisition. DNA currently has authority and eligibility to write business in 47 jurisdictions. In May 2005, Darwin Group, through DNA, acquired Darwin Select Insurance Company (“DSI”), a surplus lines insurance company domiciled in Arkansas. In connection with the acquisition, among other things, DSI ceded all liabilities on insurance business it had written or assumed prior to the acquisition and the seller of DSI agreed to indemnify DNA and DSI against liabilities arising out of the operations of DSI prior to the acquisition. DSI currently has eligibility and authority to write in 40 jurisdictions. These two insurance company (DNA and DSI) acquisitions were completed solely to obtain their admitted licenses (in the case of DNA) and surplus lines eligibilities (in the case of DSI) to facilitate the writing of future business on policies of DPUI insurance subsidiaries. At the time of acquisition, each of DNA and

DSI held an amount of underlying capital sufficient to meet the various state jurisdictional licensing requirements. There were no employees, facilities, customer base, other intellectual property or other operating business assets acquired in connection with these transactions.
          Subsequent to the acquisition of DNA, DNA and the Capitol Companies entered into agreements, effective as of July 1, 2004, pursuant to which DNA would assume 100% of the risk and exposure on the insurance business produced by DPUI and written on policies of the Capitol Companies, from the effective date forward, and simultaneously retrocede 90% of that risk and exposure to Capitol Indemnity Corporation. The arrangement was structured as such because DNA was not yet sufficiently capitalized to retain 100% of the business it produced, however, it served to flow all new business through DNA on a gross basis and allow a small amount of business to be written on a direct basis on DNA policies. In addition, the arrangements were structured so as to achieve an “A-” (Excellent) A.M. Best rating on a reinsured basis based on its relationship with the Capitol Companies.
(2.) Reorganization Transactions
          Effective as of January 1, 2006, we executed a reorganization that had the effect of bringing all of the Darwin-produced business together under DPUI. The reorganization was accomplished through a series of agreements that collectively had the effect of consolidating the economics of the Darwin business under a single holding company structure. In connection with the pending reorganization, in November 2005, Alleghany made a capital contribution to Darwin Group (subsequently contributed to DNA) in the amount of $135 million. This capital infusion resulted in total capital and surplus for the Darwin insurance carriers of approximately $200 million and enabled the Darwin insurance carriers, which previously had been rated on a “reinsured” basis based upon their relationship with the Capitol Companies, to obtain an independent “A-” (Excellent) rating from A.M. Best. With independent A.M. Best ratings and a larger capital base, DPUI began writing business on the policies of DNA and DSI whenever possible.
          In connection with Alleghany’s $135 million capital contribution, DNA entered into a series of agreements with the Capitol Companies providing for the contribution and transfer of the business written by DPUI on the Capitol Companies to Darwin Group and its subsidiaries. Under these reinsurance agreements, which were effective as of October 1, 2005, DNA assumed all of the risk and exposure on the insurance policies produced by DPUI and written on policies of the Capitol Companies since the formation of DPUI in March 2003. To accomplish the transfer of the Darwin-produced business from the Capitol Companies to DNA, DNA commuted its 90% retrocession agreement with Capitol Indemnity Corporation, which resulted in a return of the remaining 90% of premiums and losses on business written by DPUI from July 1, 2004 to October 1, 2004 to the financial statements of DNA. In addition to the reinsurance agreements, DNA entered into loss portfolio transfer agreements with each of the Capitol Companies whereby all of the remaining outstanding loss and LAE reserves from business written prior to July 1, 2004 by DPUI on the Capitol Companies were assumed by DNA. In exchange for assuming these losses, Darwin received cash in an amount equal to the total loss and LAE reserves outstanding, including incurred but not reported losses. No gain or loss was recognized at the time of the loss portfolio transactions. The entities that were party to the agreement described above are under common control.
          After giving effect to the transactions discussed above, DPUI continues to maintain the underwriting management and 100% assumed reinsurance agreements with Capitol Companies that govern business produced by DPUI and written on policies of the Capitol Companies in states where DNA or DSI are not authorized or when an insured requires an A.M. Best “A” rating. We expect the level of Darwin-produced business written on policies of the Capitol Companies to decline over time as DNA and DSI obtain additional licenses (in the case of DNA) or become eligible to write business on a surplus lines basis in additional jurisdictions (in the case of DSI).
          The final part of the DPUI and Darwin Group reorganization, which was effective as of January 1, 2006, involved the contribution of Darwin Group (including its subsidiaries DNA and DSI) by Alleghany to DPUI. In exchange for the contribution of Darwin Group to DPUI, Alleghany received shares of Series B Convertible Preferred Stock of DPUI equal to the book value of Darwin Group on December 31, 2005. At the time that Alleghany contributed Darwin Group to DPUI, Alleghany also contributed to the capital of DPUI the shares of common stock of DPUI that it had previously owned in exchange for shares of Series A Preferred Stock of DPUI having an aggregate liquidation preference equal to the book value of the common stock of Darwin Group on December 31, 2005.
(3.) Business Written by Legal Entity
          Gross premiums written for the business produced by DPUI has increased from $24.2 million in 2003 (when most of our efforts were directed toward building a strong management team and other organizational matters) to $100.5 million in 2004, our first full year of operations, to $165.8 million in 2005. Substantially all of our business has been written on the Capitol Companies through December 31, 2005. The table below highlights the breakdown of premiums written by legal entity.

Year	Total Business Written	Capitol Companies	Darwin Companies
2003	$24.2 million	$24.2 million	$0
2004	$100.5 million	$98.0 million	$2.5 million
2005	$165.8 million	$142.5 million	$23.3 million
          Since obtaining its stand-alone A.M. Best rating, DPUI has issued insurance policies underwritten on DNA and DSI whenever possible. However, our insurance company subsidiaries are not currently licensed (in the case of DNA) or eligible to write business on a surplus lines basis (in the case of DSI) in all U.S. jurisdictions, and DNA does not yet have in place all rate and form filings required to write insurance business in every jurisdiction where it is licensed. In addition, the Capitol Companies have A.M.

Best ratings of “A” (Excellent), and we believe that, in certain classes of our business, insureds prefer policies issued by an insurer with an A.M. Best rating of “A” (Excellent) or better. Consequently, although we now write the majority of our business on policies issued by DNA or Darwin Select, we continue to depend upon the Capitol Companies to issue policies for some of the business produced by DPUI. However, DPUI still bears the risk of loss for this business.
          For the first quarter of 2006, DPUI wrote approximately 69% of total gross written premiums on DNA and DSI.
(4.) Technical Support for our Financial Presentation
          For presentation purposes as of December 31, 2005 and prior periods, we have treated Darwin Group and its wholly-owned subsidiaries, DNA and DSI, as wholly-owned subsidiaries of DPUI on an “as-if-pooling” basis. In addition, the contribution and transfer of the DPUI written business from the Capitol Companies to Darwin Group and its subsidiaries has also been treated on an “as-if-pooling” basis. We considered both the November 2005 reinsurance transactions (effective October 1, 2005), executed by Alleghany in preparation for the January 1, 2006 reorganization, and the January 1, 2006 reorganization transaction as transactions among entities under common control, the accounting for which is addressed in Appendix D of FAS 141.
          (a) Basis of Presentation
          Set out below (as bolded and italicized) are excerpts from Appendix D of FASB Statement No. 141 that provide guidance regarding reorganization transactions between entities under common control and we believe provide support for the appropriateness of the financial statement presentation included in the S-1.
D11. Consistent with the provisions of Opinion 16, paragraph 11 of this Statement states that the term business combination excludes transfers of net assets or exchanges of shares between entities under common control. The following are examples of those types of transactions:
d. A parent company exchanges its ownership interests or the net assets of a wholly owned subsidiary for additional shares issued by the parent’s partially owned subsidiary, thereby increasing the parent’s percentage of ownership in the partially owned subsidiary but leaving all of the existing minority interest outstanding.
          We believe that the above language is relevant given DPUI management’s minority interest in DPUI and is directly consistent with the treatment of such minority interest.

D12. When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.
          We believe that the above language is consistent with our treatment for the recording of balances in connection with the reinsurance transactions effective October 1, 2005 and the contribution by Alleghany of Darwin Group to DPUI in exchange for Series B Preferred Stock of DPUI.
D14. Some transfers of net assets or exchanges of shares between entities under common control result in a change in the reporting entity. In practice, the method that many entities have used to account for those transactions is similar to the pooling method. Certain provisions in Opinion 16 relating to application of the pooling method provide a source of continuing guidance on the accounting for transactions between entities under common control. Paragraphs D15—D18 provide procedural guidance that should be considered when preparing financial statements and related disclosures for the entity that receives the net assets.
D16. The financial statements of the receiving entity should report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. Results of operations for that period will thus comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period. By eliminating the effects of intercompany transactions in determining the results of operations for the period before the combination, those results will be on substantially the same basis as the results of operations for the period after the date of combination. The effects of inter-company transactions on current assets, current liabilities, revenue, and cost of sales for periods presented and on retained earnings at the beginning of the periods presented should be eliminated to the extent possible.
D17. Similarly, the receiving entity should present the statement of financial position and other financial information as of the beginning of the period as though the assets and liabilities had been transferred at that date. Financial statements and financial information presented for prior years should also be restated to furnish comparative information. All restated financial statements and financial summaries should indicate clearly that financial data of previously separate entities are combined (Opinion 16, ◆ paragraph 57).

          The underlined points in the above excerpts outline the key aspects of our treatment including the elimination of the effects of inter-company transactions, the displaying of the equity of the “receiving entity” and the presentation of the transaction at the beginning of the earliest period presented.
          (b) Transfer of Insurance Business
          As discussed above, our reorganization included reinsurance transactions consisting of a commutation by DNA of the 90% retrocession agreement with Capitol Indemnity Corporation and the execution of loss portfolio transfer agreements between Darwin Group, through its subsidiary DNA, and the Capitol Companies. These transactions were the contractual vehicles whereby the economic results of the underlying insurance contracts that were written and produced by DPUI were contributed and transferred by the Capitol Companies to DNA.
          Insurance is a contract between the policyholder and the insurance company, a legal entity and, as such, a book of insurance business can only be transferred from one legal entity to another either through the transfer of the stock of an insurance company to the other entity or through the execution of a reinsurance agreement. Under what is the most common form of reinsurance, indemnity reinsurance, a ceding entity is not relieved of its primary obligation to the policyholders. The agreements between DNA and the Capitol Companies are indemnity reinsurance contracts and, as such, the Capitol Companies will continue to carry the policyholder liabilities transferred to DNA on their balance sheets with an offsetting reinsurance recoverable from DNA. These reinsurance transactions were used only as a transfer mechanism and we believe are no different from a transfer of net assets as contemplated in Appendix D of FAS 141.
          The agreements involved in executing the transfer included a commutation of the 90% retrocession described above and a loss portfolio transfer to capture business written by DPUI on the Capitol Companies prior to July 1, 2004. While the loss portfolio transfer meets the definition of retroactive reinsurance under FAS 113, under the “as-if-pooling” accounting indicated by Appendix D of FAS 141, the arrangement is effectively being treated as if it were a prospective reinsurance agreement. However, the following should be noted:
•	No gain or loss was recognized as a result of these agreements as the assets transferred were equal to the liabilities assumed; and

•	DNA is the assuming entity rather than the ceding entity and the accounting is the same whether this is a retroactive or prospective contract.
          Considering the factors above, and following the guidance in paragraphs D15-D18 of SFAS 141, on October 1, 2005 (the effective date of the reinsurance agreements), we initially recognized the assets and liabilities of this book of business transferred from Capitol Companies at their carrying amounts in the accounts of Capitol Companies.

DPUI reported results of operations for all periods presented as if the transfer had occurred at the beginning of the earliest period presented, or as of the inception of this book of business, if that is later than the beginning of the earliest period presented. This treatment has the effect of presenting the reinsurance agreement, which facilitated the transfer of this book of business, as if it was entered into as a prospective reinsurance agreement at the time DPUI initially wrote the underlying policies. Finally, based on the factors and guidance cited above, we also concluded that we should present the statement of financial position and other financial information as of the beginning of the earliest period presented as though the assets and liabilities had been transferred at that date.
          (c) Contribution of Darwin Group
          The contribution by Alleghany of Darwin Group to DPUI, effective January 1, 2006, is also considered a transaction among entities under common control. In applying the guidance in Appendix D of FAS 141 to this reorganization, we conclude the following:
•	DPUI, in receiving the equity interest in Darwin Group, should initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

•	DPUI should report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the earliest period presented.

•	Similarly, DPUI should present the statement of financial position and other financial information as of the beginning of the earliest period presented as though the assets and liabilities had been transferred at that date.

•	DPUI’s restated financial statements and financial summaries should indicate clearly that financial data of previously separate entities are combined.
          The fact that DPUI management owns a minority interest in DPUI does not change our interpretation of the accounting for the reorganization as requiring 100% carryover basis for the Darwin companies. In this regard, Alleghany received shares of Series B Convertible Preferred Stock of DPUI equal to the book value of Darwin Group on December 31, 2005. Paragraph D11(d) of FAS 141 indicates that when a parent company exchanges its ownership interests or the net assets of a wholly-owned subsidiary for additional shares issued by the parent’s partially owned subsidiary, thereby increasing the parent’s percentage of ownership in the partially owned subsidiary but leaving all of the existing minority interest outstanding, it is considered a transfer between entities under common control. This is also consistent with the guidance in FTB 85-5, paragraphs 5-7.
          In practice, this approach is similar to the pooling method and allows DPUI to prepare consolidated financial statements for 2005, 2004 and 2003 as if the January 1,

2006 reorganization, including the transfer of net assets from the Capitol Companies to Darwin Group, had occurred at the beginning of the earliest period.
          (d) Consistency with Alleghany Presentation
          In addition to the accounting guidance outlined above, our presentation of financial statements is consistent with the presentation of our operating results as reported by Alleghany in the Management Discussion and Analysis (“MD&A”) section contained in its 1934 Act Reports filed with the SEC. Since its inception in 2003, Alleghany has presented Darwin’s operating results in its MD&A in a way that presents all of the business underwritten by DPUI, irrespective of the insurance carrier that the business was written on, as being Darwin business.
(5.) Conclusion
          Based on the guidance cited above, we believe that our consolidated financial statement presentation conforms with US GAAP. In addition, we believe this presentation is the most meaningful to readers of our financial statements, as it consolidates the results of the business that DPUI has managed, pursuant to its underwriting management agreement with DNA, DSI and the Capitol Companies, since its inception on March 3, 2003.